Exhibit 2.1

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN
WHOLE OR IN PART, IN OR INTO OR FROM ANY RESTRICTED JURISDICTION
WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF
SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

18 AUGUST 2009

RECOMMENDED CASH OFFER

by

Abigail (UK) Limited

(a wholly-owned subsidiary of Virage Logic Corporation)

for

ARC International plc

Summary

The Abigail (UK) Directors and the ARC Directors are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Abigail (UK), a wholly-owned subsidiary of Virage Logic, for the entire issued and to be issued ordinary share capital of ARC.

Highlights

  The Offer will be made at 16.25 pence in cash for each ARC Share and represents a premium of approximately 38 per cent. to the Closing Price of 11.75 pence per ARC Share on 28 July 2009, being the last Business Day prior to the commencement of the Offer Period.
  The Offer values the fully diluted ordinary share capital of ARC at approximately £25.2 million.
  The ARC Directors, who have been so advised by Jefferies, consider the terms of the Offer to be fair and reasonable and intend unanimously to recommend that ARC Shareholders accept the Offer. In providing advice to the ARC Directors, Jefferies has taken into account the commercial assessments of the ARC Directors.
  The ARC Directors who have legal or beneficial holdings of ARC Shares have given irrevocable undertakings to accept, or procure the acceptance of, the Offer in respect of such holdings totalling, in aggregate, 22,500 ARC Shares, representing approximately 0.015 per cent. of the existing issued share capital of ARC.
  Virage Logic and Abigail (UK) have also received irrevocable undertakings from Gartmore, Legal & General, Herald IML, GAM (UK), Trustees of the GAM Exempt Fund and Aviva to accept, or procure the acceptance of, the Offer in respect of, in aggregate, 78,502,960 ARC Shares, representing approximately 50.833 per cent. of the existing issued share capital of ARC.
  In addition, Virage Logic and Abigail (UK) have received an irrevocable undertaking from Gartmore in respect of CfDs that Gartmore holds which are referenced to 8,090,803 ARC Shares (representing approximately 5.239 per cent. of the existing issued share capital of ARC).

  Accordingly, Virage Logic and Abigail (UK) have received:

(A)       in aggregate, irrevocable undertakings to accept, or procure the acceptance of, the Offer in respect of 78,525,460 ARC Shares, representing approximately 50.847 per cent. of the existing issued share capital of ARC; and

(B)       an irrevocable undertaking in respect of CfDs referenced to 8,090,803 ARC Shares (representing approximately 5.239 per cent. of the existing issued share capital of ARC).

Commenting on the Offer, J. Daniel McCranie, Executive Chairman of Virage Logic, said:

"The acquisition of ARC would represent another significant milestone in the execution of our vision of establishing Virage Logic as a broad-line supplier of highly differentiated semiconductor IP to our global IDM, foundry and fabless customers. Through both our organic and inorganic growth initiatives, we have significantly expanded our portfolio of standard products.

With approximately $24 million in revenue for the trailing twelve months ended 30 June 2009 and over 150 customers, ARC would contribute meaningful scale to our business. Furthermore, ARC would significantly expand our market opportunity to include microprocessor cores, the largest segment of the semiconductor IP market."

And Dr. Alex Shubat, President and CEO of Virage Logic, said:

"In our engagements with well over 300 existing worldwide customers, we have seen the need to provide additional IP building blocks to enable successful and timely development of large SoC products.

Our highly differentiated product portfolio comprising memory compilers, logic libraries, non-volatile memory, test and repair solutions, and high speed interfaces have set the standard for superior quality and value added features for a variety of end applications. By bringing ARC's talented team into our company, we will be complementing our existing technological and operational nucleus to provide even more comprehensive product solutions for our customers."

Commenting on the Offer, Richard Barfield, Chairman of ARC said:

"ARC has established a leading position in the provision of customisable Solution-to-Silicon IP to consumer and semiconductor companies globally.  The company has been rationalised and strengthened under its new leadership, and with its market-leading technology and outstanding worldwide customer base, ARC is well positioned for a successful future.

As Virage Logic has recognised, the combination of the technology, expertise and customer bases of ARC and Virage Logic will create substantial opportunities for the Enlarged Group and its customers. In addition, the ARC Directors believe that the Offer delivers value and certainty to ARC Shareholders.  Consequently, the ARC Directors are able to recommend the Offer unanimously to ARC Shareholders."

Cowen and Company, LLC and Arbuthnot Securities Limited are acting as joint financial advisers to Abigail (UK) and Virage Logic. Jefferies International Limited and Woodside Capital Partners are acting as joint financial advisers to ARC.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement which sets out further details of the Offer and which forms an integral part of this announcement.  The Offer will be subject to the Conditions and the further terms set out in Appendix A to the following announcement, and to the terms and conditions which will be set out in the Offer Document and, in the case of ARC Shareholders who hold their ARC Shares in certificated form, the Form of Acceptance.  Appendix B contains the sources and bases of certain information used in this summary and the following announcement.  Appendix C contains a summary of the irrevocable undertakings that Abigail (UK) and Virage Logic have received in connection with the Offer.  Appendix D contains definitions of certain expressions used in this summary and the following announcement.

Please read the Offer Document in its entirety before making a decision with respect to the Offer.

In accordance with Rule 19.11 of the City Code, a copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on the following websites by no later than 12 noon on 19 August 2009:

www.viragelogic.com
www.arc.com

Enquiries:

Virage Logic Corporation	Tel: +1 510 360 8000
Brian Sereda

Cowen and Company, LLC (Joint financial adviser to Abigail (UK) and Virage Logic)	Tel: +1 646 562 1000
Peter Petitt
Edward Rubin

Arbuthnot Securities Limited (Joint financial adviser to Abigail (UK) and Virage Logic)	Tel: +44 (0)20 7012 2000
Nick Tulloch
James Steel

ARC International plc
Richard Barfield	Tel: +44 (0)7802 611428
Geoff Bristow	Tel: +1 408 219 2470

Jefferies International Limited (Joint financial adviser and corporate broker to ARC)	Tel: +44 (0)20 7029 8000
Mark Fisher (Investment Banking) Sarah McNicholas (Investment Banking)
Chris Snoxall (Corporate Broking)

Woodside Capital Partners (Joint financial adviser to ARC)	Tel: +1 650 452 6216
Rudy Burger
Greg Mischou

Financial Dynamics (PR adviser to ARC)	Tel: +44 (0)20 7831 3113
Juliet Clarke
Matt Dixon
Erwan Gouraud

In accordance with Rule 2.10 of the City Code, ARC confirms that as at 18 August 2009 it has 154,433,499 ordinary shares of 0.1 pence each in issue.  The International Securities Identification Number (ISIN) for ARC's ordinary shares is GB0009645481.

Arbuthnot Securities, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Abigail (UK) and Virage Logic and no one else in connection with the Offer and will not be responsible to anyone other than Abigail (UK) and Virage Logic for providing the protections afforded to clients of Arbuthnot Securities nor for providing advice in relation to the Offer, the contents of this announcement, or the Form of Acceptance.

Cowen is acting exclusively for Abigail (UK) and Virage Logic and no one else in connection with the Offer and will not be responsible to anyone other than Abigail (UK) and Virage Logic for providing the protections afforded to clients of Cowen, nor for providing advice in relation to the Offer, the contents of this announcement, or the Form of Acceptance.

Jefferies, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for ARC and no one else in connection with the matters set forth in this announcement and the Offer and accordingly will not be responsible to anyone other than ARC for providing the protections afforded to clients of Jefferies nor for providing advice in relation to the Offer, the contents of this announcement, or the Form of Acceptance.

Woodside is acting exclusively for ARC and no one else in connection with the Offer and will not be responsible to anyone other than ARC for providing the protections afforded to clients of Woodside nor for providing advice in relation to the Offer, the contents of this announcement, or the Form of Acceptance.

This announcement is not intended to and does not constitute or form any part of an offer to sell or an invitation to purchase or the solicitation of an offer to subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely through the Offer Document and, in the case of certificated ARC Shares, the Form of Acceptance, which will together contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and, in the case of certificated ARC Shares, the Form of Acceptance.

The Offer shall be made solely by Abigail (UK) and neither Cowen nor Arbuthnot Securities nor any of their respective affiliates are making the Offer.

The Offer is for the securities of a corporation organised under the laws of England and is subject to the procedure and disclosure requirements of the United Kingdom, which are different from those of the United States. The Offer is being made in the United States pursuant to the "Tier 1" exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of the Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those that would be applicable with respect to tender offer for an issuer listed in the US.  In particular, the Offer is not subject to the US Securities and Exchange Commission's ("SEC") filing or disclosure requirements.

It may be difficult for US holders of ARC Shares and other securities to enforce their rights and any claim arising out of the US federal securities laws, since Abigail (UK) and ARC are incorporated outside of the United States, and some or all of their respective officers and directors may be resident outside of the United States. US holders of ARC Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with, and to the extent permitted by, the City Code and normal UK market practice and Rule 14e-5 under the Exchange Act, Abigail (UK), Virage Logic or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, ARC Shares, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance.  These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices.  Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the City Code and the rules of the London Stock Exchange, and Rule 14e-5 under the Exchange Act to the extent applicable. In addition, in accordance with, and to the extent permitted by, the City Code, normal UK market practice and Rule 14e-5 under the Exchange Act, Arbuthnot Securities and their respective affiliates will continue to act as exempt principal traders in ARC Shares on the London Stock Exchange and engage in certain other purchasing activities consistent with their respective normal and usual practice and applicable law, including Rule 14e-5 under the Exchange Act. Any information about such purchases will be disclosed on a next Business Day basis to the Panel on Takeovers and Mergers and will be available from any Regulatory Information Service including the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. To the extent that such information is made public in the United Kingdom, this information will also be publicly disclosed in the United States.

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Unless otherwise determined by Abigail (UK), the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any Restricted Jurisdiction (as defined herein) and will not be capable of acceptance by any such use, means or facility or from within any such Restricted Jurisdiction. Accordingly, unless otherwise determined by Abigail (UK), copies of this announcement and any documentation relating to the Offer (including, without limitation, the Offer Document and Form of Acceptance) are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send any such documents in or into or from any such Restricted Jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, custodians, nominees and trustees) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or the Form of Acceptance (if applicable) and/or any other related document to any jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of any relevant jurisdiction. Neither the SEC nor any US state securities commission has approved or disapproved this Offer or passed upon the adequacy or completeness of this announcement or any other documentation relating to the Offer (including, without limitation, the Offer Document and Form of Acceptance). Any representation to the contrary is an offence.

It is the responsibility of each Overseas Shareholder to inform himself, herself or itself about and observe any applicable legal requirements. No Restricted Overseas Shareholder receiving a copy of this announcement, the Offer Document and/or a Form of Acceptance in any jurisdiction other than the UK or the United States may treat the same as constituting an invitation or offer to him and in such circumstances, this announcement, the Offer Document and/or Form of Acceptance are sent for information only. It is the responsibility of any Overseas Shareholder receiving a copy of the Offer Document and/or Form of Acceptance and wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer, including obtaining any governmental, exchange control or other consents which may be required, and compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such Overseas Shareholder will be responsible for any such issue, transfer or other taxes or duties by whomsoever payable and Abigail (UK) and Virage Logic (and any person acting on behalf of Abigail (UK) or Virage Logic) shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or duties or other requisite payments as Abigail (UK) or Virage Logic (and any person acting on behalf of Abigail (UK) or Virage Logic) may be required to pay.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England, including those of the United States.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of ARC, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "Offer Period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of ARC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of ARC by Abigail (UK), Virage Logic or ARC, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward-looking Statements

This announcement contains statements about Virage Logic, Abigail (UK), ARC and the Enlarged Group that are or may be forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable UK or other securities laws.  All statements other than statements of historical facts included in this announcement may be forward looking statements.  Forward looking statements often use words such as "target", "plan", "believe", "expect", "aim", "intend", "will", "should", "could", "would", "may", "consider", "anticipate", "estimate", "synergy", "cost saving", "project", "goal" or "strategy" or words or terms of similar substance or the negative thereof.  Forward looking statements include statements relating to the following: (i) the expected timetable for implementing the Offer, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Virage Logic, Abigail (UK), ARC or the Enlarged Group; (ii) business and management strategies and the expansion and growth of Virage Logic's, Abigail (UK)'s, ARC's or the Enlarged Group's operations and potential synergies resulting from the acquisition of ARC by Abigail (UK); and (iii) the effects of government regulation on Virage Logic's, Abigail (UK)'s, ARC's or the Enlarged Group's business.

These forward looking statements are not guarantees of future performance.  They have not been reviewed by the auditors of Virage Logic, Abigail (UK) or ARC.  These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements. These risk factors and uncertainties are many and include, amongst others, the possibility that the Offer will not be successfully consummated, that efforts to integrate ARC into Virage Logic's operations may take longer, be more difficult or be more costly than Virage Logic currently expects or that the combined company may not achieve the synergies and cost savings Virage Logic expects to achieve. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future.  All subsequent oral or written forward looking statements attributable to Virage Logic, Abigail (UK), ARC or the Enlarged Group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.  All forward looking statements included in this announcement are based on information available to Virage Logic and ARC on the date hereof.  Undue reliance should not be placed on such forward looking statements. Subject to compliance with the City Code, neither ARC, Abigail (UK) nor Virage Logic intends, or undertakes any obligation, to update any information contained in this announcement.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY RESTRICTED JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE	18 AUGUST 2009

RECOMMENDED CASH OFFER

by

Abigail (UK) Limited
(a wholly-owned subsidiary of  Virage Logic Corporation)

for

ARC International plc

1  Introduction

The Abigail (UK) Directors and the ARC Directors are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Abigail (UK), a wholly-owned subsidiary of Virage Logic, for the entire issued and to be issued ordinary share capital of ARC.

This announcement sets out the key terms of the Offer and explains the background to the Offer and the reasons why the ARC Directors intend to recommend unanimously that ARC Shareholders accept the Offer, as the ARC Directors who are legal or beneficial owners of ARC Shares have irrevocably undertaken to do in respect of such holdings of ARC Shares.

2  The Offer

The Offer, which will be made subject to the Conditions and further terms summarised below and in Appendix A to this announcement and to be set out in the Offer Document and, in the case of ARC Shareholders who hold their ARC Shares in certificated form, the Form of Acceptance, will be made on the following terms:

for every ARC Share           16.25 pence in cash

Entitlements to cash consideration in respect of fractions of one penny will be rounded to the nearest whole penny.

The Offer represents a premium of approximately 38 per cent. to the Closing Price of 11.75p per ARC Share on 28 July 2009, being the last Business Day prior to the commencement of the Offer Period.

On this basis, the Offer values the fully diluted ordinary share capital of ARC at approximately £25.2 million.

The Offer will, when formally made, be conditional, inter alia, upon acceptance by ARC Shareholders in respect of ARC Shares representing 90 per cent. of the ARC Shares to which the Offer relates, subject to Abigail (UK)'s right to waive down such condition to a lower level, subject to the minimum requirement set out in Rule 10 of the Code.  The Conditions and further terms to the Offer are set out in Appendix A to this announcement.

The Offer will extend to all ARC Shares unconditionally allotted or issued (including to satisfy the exercise of options granted under the ARC Share Option Schemes) after the Announcement Date and before the date the Offer closes (or such earlier date as Abigail (UK) may, in accordance with the Conditions and further terms of the Offer, decide).

The ARC Shares will be acquired by Abigail (UK) fully paid and free from all liens, equitable interests, charges and encumbrances and other interests whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive in full and retain all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

3  Recommendation

The ARC Directors, who have been so advised by Jefferies, consider the terms of the Offer to be fair and reasonable.  In providing advice to the ARC Directors, Jefferies has taken account of the commercial assessments of the ARC Directors.

As Virage Logic has recognised, the combination of the technology, expertise and customer bases of ARC and Virage Logic will create substantial opportunities for the Enlarged Group and its customers. In addition, the ARC Directors believe that the Offer delivers value and certainty to ARC Shareholders.  Consequently, the ARC Directors are able to recommend the Offer unanimously to ARC Shareholders.

Accordingly, the ARC Directors intend unanimously to recommend that ARC Shareholders accept the Offer as those ARC Directors who have legal or beneficial holdings of ARC Shares have irrevocably undertaken to do in respect of their aggregate holdings of 22,500 ARC Shares (representing approximately 0.015 per cent. of the issued ordinary share capital of ARC).

4  Irrevocable undertakings to accept the Offer

All of the ARC Directors who have legal or beneficial holdings of ARC Shares have given irrevocable undertakings to accept, or procure the acceptance of, the Offer in respect of their entire beneficial and/or connected holdings totalling, in aggregate, 22,500 ARC Shares, representing approximately 0.015 per cent. of the existing issued share capital of ARC.

Virage Logic and Abigail (UK) have also received irrevocable undertakings from Gartmore, Legal & General, Herald IML, GAM (UK), Trustees of the GAM Exempt Fund and Aviva to accept, or procure the acceptance of, the Offer in respect of, in aggregate, 78,502,960 ARC Shares, representing approximately 50.833 per cent. of the existing issued share capital of ARC.

In addition, Virage Logic and Abigail (UK) have received an irrevocable undertaking from Gartmore in respect of CfDs that Gartmore holds which are referenced to 8,090,803 ARC Shares (representing approximately 5.239 per cent. of the existing issued share capital of ARC).

Accordingly, Virage Logic and Abigail (UK) have received:

(A)       in aggregate, irrevocable undertakings to accept, or procure the acceptance of, the Offer in respect of 78,525,460 ARC Shares, representing approximately 50.847 per cent. of the existing issued ordinary share capital of ARC; and

(B)       an irrevocable undertaking in respect of CfDs referenced to 8,090,803 ARC Shares (representing approximately 5.239 per cent. of the existing issued share capital of ARC).

Further details of the irrevocable undertakings and the circumstances in which they lapse can be found at Appendix C to this announcement.

5  Information on ARC

ARC is a leading provider of customizable Solution-to-Silicon IP to consumer and semiconductor companies globally. ARC's award-winning, vertically integrated audio and video solutions enable high quality multimedia content to be captured, shared, and played on a wide range of electronics devices. ARC has over 150 customers which, in aggregate, ship hundreds of millions of ARC-Based™ chips annually in products such as mobile televisions, portable media players, WiFi-/WiMAX-enabled computers, flash storage, digital cameras, network appliances and medical and government systems.

ARC maintains a worldwide sales presence and research and development offices in San Jose and Lake Tahoe, California and St. Petersburg, Russia. ARC is listed on the London Stock Exchange as ARC International plc (LSE: ARK).

As reported in its audited annual accounts, for the year ended 31 December 2008, the turnover of ARC was £17.0 million (31 December 2007: £14.4 million) and net loss was £7.3 million (31 December 2007: £2.5 million). The charge for the reorganisation carried out in 2008 of £2.3 million, and the incremental expenses from the acquisition of Sonic Focus gave rise to the increase in the net loss. Net assets of ARC at 31 December 2008 were £21.5 million (31 December 2007: £30.3 million), including cash and short-term investments of £12.7 million (31 December 2007: £21.2 million).

6  Current trading and prospects of ARC

On 5 August 2009, ARC announced its unaudited interim results for the six months ended 30 June 2009 showing turnover of £7.3 million ($11.0 million) (six months ended 30 June 2008: £9.3 million ($18.3 million)). The results noted that a further rationalisation of operations had begun on 30 June 2009 which was expected to deliver cost savings estimated at £6.0 million ($10.0 million) on an annualised basis, and that such cost savings would start to be recognisable during the second half of 2009.  The rationalisation actions are expected to result in cash charges of approximately £2.8 million ($4.6 million), with the cash cost in the current financial year not expected to exceed £2.1 million ($3.5 million).  The remainder of the rationalisation cost is to be incurred in the following three years.  The impact on intangible assets and other assets is to be incurred in the following three years.  The impact has been £0.9 million to date.  Net losses before restructuring charges were £4.3 million (six months ended 30 June 2008: £2.0 million).  Period-end cash and short-term investments stood at £9.1 million (31 December 2008: £12.7 million).

In announcing the results ARC stated that it "has a core competence in lower power embedded technology which has been used to establish a previously unsung leadership position in the control of embedded flash memory. The same power-performance profile which gave us a strength in this application space is now set to help us build a presence in other emerging embedded markets."

7  Information on Virage Logic

Virage Logic, founded in 1996 and headquartered in Fremont, California, is a leading provider of semiconductor intellectual property (IP) for the design of complex integrated circuits (semiconductors). The company's product portfolio includes embedded SRAMs, embedded non-volatile memories, embedded memory test and repair, logic libraries, memory development software, and interface IP solutions. Foundries, integrated device manufacturers and fabless semiconductor companies use Virage Logic products. Virage Logic's common stock trades in the United States (NASDAQ) with the ticker symbol VIRL.

8  Background to and reasons for the Offer

Virage Logic believes there is a strong commercial and strategic rationale that supports the combination with ARC.  Virage Logic's experience is that, as customers in the semiconductor industry develop ever more complex systems-on-a-chip ("SoC"s), they are relying increasingly on third party providers of semiconductor IP for critical blocks of technology, or IP cores, to design into their SoCs.  Virage Logic believes that these customers are seeking a progressively broader set of products and capabilities from their third party IP providers, and it believes that a combination with ARC will increase the Enlarged Group’s competitive profile.

Virage Logic has developed longstanding relationships with its customers, who implement Virage Logic's memory, logic and interface IP cores into their SoC designs.  Virage Logic believes that it is able to address the growing complexities of design and manufacturing at the most advanced technology nodes.  Based on its technology expertise and customer relationships, Virage Logic believes it is well positioned to support ARC's microprocessor cores and processor-centric solutions and drive their continued penetration in the SoC market.  Virage Logic intends to capitalise on cross-selling opportunities that may exist within the Enlarged Group’s customer base, and to integrate its products with those of ARC to the extent commercially feasible.

 The Offer represents another milestone in Virage Logic's strategy that was outlined in early 2007.  This strategy calls for the continued broadening of Virage Logic's product portfolio through both organic and inorganic growth.  It also calls for Virage Logic's desired transformation from a custom supplier of semiconductor memory compilers and logic libraries to a standard product house focused on all of the IP elements used by customers in the development of their SoCs.  Virage Logic believes execution on this strategy will enable it to engage at a more strategic level with its customers.

Over the last two years, through two acquisitions and a strategic licensing agreement with a longstanding Integrated Device Manufacturer customer, Virage Logic has broadened its traditional physical IP products to include functional IP based products.  The integration of these acquisitions and/or products into Virage Logic's operations has resulted in their positive market acceptance.

9         Strategy for the Enlarged Group

It is currently intended that ARC's existing products will be maintained and integrated with those of Virage Logic to the extent commercially feasible and that the Enlarged Group will seek to take early steps to realise the cross-selling and other revenue enhancing opportunities which Virage Logic expects to result from the Acquisition, expanding the Enlarged Group's product and service offerings for their respective existing and potential customers.

Virage Logic intends to integrate ARC's operations into Virage Logic's management and control systems which should result in operational efficiencies and could result in duplicated functions being eliminated over time.  Virage Logic also expects some potential overlap to arise in the Enlarged Group’s demand creation and general and administrative operations and intends to conduct an operational review to identify the full extent of such potential overlap and the scope for functional alignment across the two businesses.

Finally, the Virage Logic Directors believe that the Acquisition will enable certain cost synergies to be achieved.  ARC has already announced a restructuring program and Virage Logic will seek to continue to implement this restructuring program following the completion of the Acquisition.  Virage Logic currently intends to retain the majority of ARC's offices remaining after such restructuring program save where they lie close to Virage Logic's existing offices and there is an opportunity to efficiently consolidate operations. As a result, Virage Logic will consider consolidating ARC's sales offices in Austin, Texas and San Jose, California into Virage Logic's offices in Austin, Texas and Fremont, California respectively.

Please refer to paragraph 12 of this announcement for further details relating to the employees and management of ARC.

10        Inducement fee and exclusivity arrangements

On 14 August 2009, ARC and Virage Logic entered into an inducement fee agreement, pursuant to which, in certain circumstances, ARC would pay Virage Logic or Abigail (UK) an inducement fee of one per cent. of the value of the fully diluted share capital of ARC calculated by reference to the Offer Price.  The inducement fee will be payable if:

(i)       the ARC Directors withdraw or adversely qualify or modify their recommendation of the Offer; or

(ii)      a Competing Offer (which for these purposes includes a potential Competing Offer) is announced prior to the Offer lapsing or being withdrawn, and such Competing Offer becomes or is declared unconditional in all respects; or

(iii)     if there is an announcement in relation to a Competing Offer (which for these purposes includes a potential Competing Offer) and the ARC Directors fail, within 72 hours of being requested by Virage Logic or Abigail (UK), publicly to repeat or reconfirm their unanimous recommendation of the Offer provided that, without prejudice to paragraph 6.2 of the Non-Solicitation Agreement (as defined below), Virage Logic or Abigail (UK) shall only be entitled to request that ARC Directors repeat or reconfirm their recommendation of the Offer following the end of the 72-hour period, if applicable, referred to in paragraph 6.1(B) of the Non-Solicitation Agreement (as referred to in paragraph (iii)(b) below); or

(iv)      ARC undertakes (whether with or without the consent of its shareholders) or ARC or any third party announces any action for which shareholders' consent is stated as required under Rule 21.1(a) to (b) (inclusive) of the City Code provided that, in the case of any such action referred to in an announcement made by a third party without the consent of ARC, such action subsequently completes or otherwise becomes unconditional, and, in any such case, the Offer is not made, is withdrawn, fails to become wholly unconditional, or otherwise lapses or fails to complete

ARC entered into an exclusivity and non-solicitation agreement with Virage Logic on 23 July 2009 which was subsequently replaced on 3 August 2009 (the "Non-Solicitation Agreement").  Under the terms of the Non-Solicitation Agreement:

(i)       ARC granted Virage Logic a period of exclusivity which will expire at 12.00 pm on 19 August 2009 (the "Exclusivity Period").  Following the expiration of the Exclusivity Period, ARC may not, until the expiration of its obligations under the Non-Solicitation Agreement (as set out in paragraph (v) below), directly or indirectly, seek, encourage, induce, initiate, invite or solicit negotiations or discussions with any third party with a view to any person making a Competing Proposal;

(ii)      ARC is obliged:

(a)       to notify Virage Logic promptly of any approach from a third party relating to a Competing Proposal;

(b)       in respect of such approach, only to provide confidential information relating to ARC to the extent that the third party is entitled to it pursuant to Rule 20.2 of the Code and only where ARC has first agreed binding obligations of confidentiality with such third parties; and

(c)       to provide Virage Logic with any information that ARC provides to any other third party which has not already been provided to Virage Logic;

(iii)     if a Competing Proposal is received by ARC which the ARC Directors determine (acting reasonably and in good faith) that they are intending to recommend, the ARC Directors shall:

(a)       provide Virage Logic with written notice of the Competing Proposal together with certain details of the Competing Proposal;

(b)       provide Abigail (UK) with a period of 72 hours to amend the terms of its Offer (the "Revised Proposal")

(c)       during the period of 72 hours referred to in (iii)(b) above, not recommend the Competing Proposal; and

(iv)      where the Revised Proposal is communicated to ARC within the 72-hour period referred to in paragraph (iii)(b) above, and is:

(a)       at a price per ARC Share which is equal to or greater than that provided under the Competing Proposal; or

(b)       on terms that are (in the reasonable opinion of Jefferies, ARC's Rule 3 adviser) substantially equal to or better than those contained in the Competing Proposal,

the ARC Directors will not recommend the Competing Proposal to the ARC Shareholders but will provide a unanimous and unqualified recommendation of the Revised Proposal; and

(v)       the obligations of ARC above will lapse on the earliest of:

(a)       the date on which the Offer (or, as the case may be, the Revised Proposal) lapses or is withdrawn;

(b)       the expiry of the 72 hour period referred to in paragraph (iii)(b) above if:

(1)       Abigail (UK) indicates in writing that it is not willing to or it fails to make an announcement of the Revised Proposal in time; and

(2)       within 7 days of that time, the Competing Proposal (the making of which shall not be subject to any pre-conditions) containing the unanimous and unqualified recommendation of the ARC Directors has been announced under Rule 2.5 of the City Code;

(c)       the date on which the Offer (or, as the case may be, the Revised Proposal) becomes or is declared wholly unconditional or otherwise becomes effective; and

(d)       such date as may be agreed in writing by the parties.

The Non-Solicitation Agreement also states that ARC will not be obliged to pay any amount to the extent to which the Panel determines it would not be permitted by Rule 21.2 of the Code.

11        Financing of the Offer

The cash consideration payable by Abigail (UK) under the terms of the Offer will be funded using Virage Logic's existing cash resources which are being made available to Abigail (UK) by Virage Logic.

Arbuthnot Securities, as joint financial adviser to Abigail (UK) and Virage Logic, is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to ARC Shareholders under the Offer.

12        Directors and employees

Virage Logic recognises the importance of the skills and experience of the existing management and employees of ARC.  Virage Logic intends that on the Offer becoming wholly unconditional the existing employment rights, including pension rights, of all management and employees of ARC will be fully safeguarded.

It is expected that ARC's non-executive Directors will resign on the Offer becoming or being declared to be wholly unconditional.

Please also refer to paragraph 9 of this announcement for further information.

13        ARC Share Option Schemes

The Offer will extend to all ARC Shares unconditionally allotted or issued to satisfy the exercise of options granted under the ARC Share Option Schemes after the Announcement Date and before the date the Offer closes to acceptances (or such earlier date as Abigail (UK) may, in accordance with the Conditions and further terms of the Offer, decide).  Abigail (UK) will make appropriate proposals to the holders of options under the ARC Share Option Schemes in due course.

14        Disclosure of interests in relevant securities of ARC

As at 17 August 2009, being the latest practicable date prior to the Announcement Date, save in respect of the ARC Shares which are the subject of the irrevocable undertakings described in paragraph 4 above, none of Virage Logic, Abigail (UK), nor any of the Abigail (UK) Directors, nor (so far as the Abigail (UK) Directors are aware) any person acting, or deemed to be acting, in concert with Virage Logic or Abigail (UK), nor any person who is a party to an arrangement of a kind referred to in Note 6 on Rule 8 of the City Code relating to relevant securities with Virage Logic or Abigail (UK) or any person acting, or presumed to be acting, in concert with Virage Logic or Abigail (UK):

(i)         had an interest in, or a right to subscribe for, relevant securities of ARC;

(ii)        had any short position (whether conditional or absolute or in the money or otherwise) in, including any short position under a derivative, any agreement to sell, or was subject to any delivery obligation in respect of, or had the right to require another person to purchase or take delivery of, relevant securities of ARC;

(iii)       had procured an irrevocable commitment or letter of intent to accept the Offer in respect of relevant securities of ARC; or

(iv)        had borrowed or lent any relevant securities of ARC (except for any borrowed shares which have been either on-lent or sold).

15        Cancellation of listing and compulsory acquisition

If the Offer becomes or is declared unconditional in all respects, and sufficient acceptances under the Offer are received and subject to any applicable requirements of the UK Listing Authority, Abigail (UK) intends to procure that ARC makes applications to cancel the listing of ARC Shares on the Official List and to cancel admission to trading in ARC Shares on the London Stock Exchange's market for listed securities. Cancellation of the listing on the Official List and of admission to trading on the London Stock Exchange's market for listed securities would significantly reduce the liquidity and marketability of any ARC Shares not assented to the Offer at that time and the value of any such ARC Shares may be affected as a consequence.

It is anticipated that cancellation of the listing on the Official List and of admission to trading on the London Stock Exchange's market for listed securities will take effect no earlier than 20 Business Days after the earlier of (i) the date on which Abigail (UK) has, by virtue of its shareholdings and acceptances of the Offer, acquired or agreed to acquire issued share capital carrying 75 per cent. or more of the voting rights of ARC and (ii) the first date of issue of compulsory acquisition notices under Chapter 3 of Part 28 of the 2006 Act. Abigail (UK) will notify ARC Shareholders when the required threshold has been attained and confirm that the notice period has commenced and the anticipated date of cancellation.

If Abigail (UK) receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more in value of the ARC Shares to which the Offer relates (and not less than 90 per cent. of the voting rights carried by ARC Shares), and if all other conditions of the Offer have been satisfied or waived (to the extent that they are capable of being waived), Abigail (UK) intends to exercise its rights pursuant to the provisions of Part 28 of the 2006 Act to acquire compulsorily any remaining ARC Shares in respect of which acceptances have not then been received on the same terms as the Offer.

It is also intended that, following the Offer becoming or being declared unconditional in all respects and after the cancellation of listing referred to above becoming effective, ARC will be re-registered as a private company under the relevant provisions of the 2006 Act.

16        Overseas Shareholders

The distribution of this announcement to, and the availability of the Offer to, persons who are not resident in the United Kingdom and the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of and observe any applicable legal or regulatory requirements of their jurisdiction. Further details in relation to Overseas Shareholders will be contained in the Offer Document.

17        Arrangements with third parties

On 18 August 2009, ARC agreed to make certain amendments to the Sonic Focus Merger Agreement pursuant to which 1,364,470 ARC Shares which were due to be issued to certain parties to the Sonic Focus Merger Agreement as deferred merger consideration would instead be settled for cash at the Offer Price.  Further details of these amendments will be set out in the Offer Document.

On 18 August 2009, ARC agreed that to the extent that Dr Bristow would otherwise become entitled to have up to 2,750,000 ARC Shares issued to him under the terms of the Bristow Service Contract, any such entitlement would instead be settled in cash at the Offer Price. Further details of this arrangement will be set out in the Offer Document.

18        General

There are no agreements or arrangements to which Abigail (UK) is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the Offer.

Your attention is drawn to the further information contained in the Appendices which form part of this announcement.

The summaries of the Conditions and further terms in relation to the Offer set out in Appendix A to this announcement form part of, and should be read in conjunction with, this announcement.

Appendix B to this announcement provides details of the bases of calculations and sources of certain information included in this announcement.

Appendix C to this announcement provides a summary of the irrevocable undertakings that Abigail (UK) and Virage Logic have received in connection with the Offer.

Appendix D to this announcement contains definitions of certain terms used in this announcement.

The Offer will be subject to the applicable requirements of the City Code.  The formal Offer Document, setting out details of the Offer, and, in the case of ARC Shareholders holding ARC Shares in certificated form, the Form of Acceptance, are expected to be dispatched to ARC Shareholders (other than certain Overseas Shareholders) shortly and, in any event, within 28 days of the date of this announcement unless the Panel otherwise consents.

This announcement is not intended to and does not constitute or form any part of, an offer to sell or an invitation to purchase or the solicitation of an offer to subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer will be made solely through the Offer Document and, in the case of certificated ARC Shares, the Form of Acceptance, which will together contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and, in the case of certificated ARC Shares, the Form of Acceptance.

The Offer shall be made solely by Abigail (UK) and neither Cowen nor Arbuthnot Securities nor any of their respective associates are making the Offer.

The Offer is for the securities of a corporation organised under the laws of England and is subject to the procedure and disclosure requirements of the United Kingdom, which are different from those of the United States. The Offer is being made in the United States pursuant to the "Tier 1" exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of the Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those that would be applicable with respect to a tender offer for an issuer listed in the US.  In particular, the Offer is not subject to the SEC's filing or disclosure requirements.

It may be difficult for US holders of ARC Shares and other securities to enforce their rights and any claim arising out of the US federal securities laws, since Abigail (UK) and ARC are incorporated outside of the United States, and some or all of their respective officers and directors may be resident outside of the United States. US holders of ARC Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with, and to the extent permitted by, the City Code and normal UK market practice and Rule 14e-5 under the Exchange Act, Abigail (UK), Virage Logic or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, ARC Shares, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance.  These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices.  Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the City Code and the rules of the London Stock Exchange, and Rule 14e-5 under the Exchange Act to the extent applicable. In addition, in accordance with, and to the extent permitted by, the City Code, normal UK market practice and Rule 14e-5 under the Exchange Act, Arbuthnot Securities and their respective affiliates will continue to act as exempt principal traders in ARC Shares on the London Stock Exchange and engage in certain other purchasing activities consistent with their respective normal and usual practice and applicable law, including Rule 14e-5 under the Exchange Act. Any information about such purchases will be disclosed on a next Business Day basis to the Panel on Takeovers and Mergers and will be available from any Regulatory Information Service including the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. To the extent that such information is made public in the United Kingdom, this information will also be publicly disclosed in the United States.

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Unless otherwise determined by Abigail (UK), the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any Restricted Jurisdiction (as defined herein) and will not be capable of acceptance by any such use, means or facility or from within any such Restricted Jurisdiction. Accordingly, unless otherwise determined by Abigail (UK), copies of this announcement and any documentation relating to the Offer (including, without limitation, the Offer Document and Form of Acceptance) are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send any such documents in or into or from any such Restricted Jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, custodians, nominees and trustees) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or the Form of Acceptance (if applicable) and/or any other related document to any jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of any relevant jurisdiction. Neither the SEC nor any US state securities commission has approved or disapproved this Offer or passed upon the adequacy or completeness of this announcement or any other documentation relating to the Offer (including, without limitation, the Offer Document and Form of Acceptance). Any representation to the contrary is an offence.

It is the responsibility of each Overseas Shareholder to inform himself, herself or itself about and observe any applicable legal requirements. No Restricted Overseas Shareholder receiving a copy of this announcement, the Offer Document and/or a Form of Acceptance in any jurisdiction other than the UK or the United States may treat the same as constituting an invitation or offer to him and in such circumstances, this announcement, the Offer Document and/or Form of Acceptance are sent for information only. It is the responsibility of any Overseas Shareholder receiving a copy of the Offer Document and/or Form of Acceptance and wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer, including obtaining any governmental, exchange control or other consents which may be required, and compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such Overseas Shareholder will be responsible for any such issue, transfer or other taxes or duties by whomsoever payable and Abigail (UK) and Virage Logic (and any person acting on behalf of Abigail (UK) or Virage Logic) shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or duties or other requisite payments as Abigail (UK) or Virage Logic (and any person acting on behalf of Abigail (UK) or Virage Logic) may be required to pay.

Arbuthnot Securities, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Abigail (UK) and Virage Logic and for no-one else in connection with the Offer and will not be responsible to anyone other than Abigail (UK) and Virage Logic for providing the protections afforded to clients of Arbuthnot Securities nor for providing advice in relation to the Offer, the contents of this announcement, or the Form of Acceptance.

Cowen is acting exclusively for Abigail (UK) and Virage Logic and no one else in connection with the Offer and will not be responsible to anyone other than Abigail (UK) and Virage Logic for providing the protections afforded to clients of Cowen nor for providing advice in relation to the Offer, the contents of this announcement, or the Form of Acceptance.

Jefferies, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for ARC and no one else in connection with the matters set forth in this announcement and the Offer and accordingly will not be responsible to anyone other than ARC for providing the protections afforded to clients of Jefferies nor for providing advice in relation to the Offer, the contents of this announcement, or the Form of Acceptance.

Woodside is acting exclusively for ARC and no one else in connection with the Offer and will not be responsible to anyone other than ARC for providing the protections afforded to clients of Woodside nor for providing advice in relation to the Offer, the contents of this announcement, or the Form of Acceptance.

In accordance with Rule 19.11 of the City Code, a copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on the following websites by no later than 12 noon on 19 August 2009:

www.viragelogic.com
www.arc.com

Enquiries:

Virage Logic Corporation	Tel: +1 510 360 8000
Brian Sereda

Cowen and Company, LLC (Joint financial adviser to Abigail (UK) and Virage Logic)	Tel: +1 646 562 1000
Peter Petitt
Edward Rubin

Arbuthnot Securities Limited (Joint financial adviser to Abigail (UK) and Virage Logic)	Tel: +44 (0)20 7012 2000
Nick Tulloch
James Steel

ARC International plc
Richard Barfield	Tel: +44 (0)7802 611428
Geoff Bristow	Tel: +1 408 219 2470

Jefferies International Limited (Joint financial adviser and corporate broker to ARC)	Tel: +44 (0)20 7029 8000
Mark Fisher (Investment Banking) Sarah McNicholas (Investment Banking)
Chris Snoxall (Corporate Broking)

Woodside Capital Partners (Joint financial adviser to ARC)	Tel: +1 650 452 6216
Rudy Burger
Greg Mischou

Financial Dynamics (PR adviser to ARC)	Tel: +44 (0)20 7831 3113
Juliet Clarke
Matt Dixon
Erwan Gouraud

Appendix A

Conditions and certain further terms of the Offer

1.        Conditions of the Offer

The Offer will be subject to the following conditions:

Acceptances

(A)       valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) on the First Closing Date (or such later time(s) and/or date(s) as Abigail (UK) may, subject to the rules of the City Code or with the consent of the Panel, decide) in respect of not less than 90 per cent. (or such lower percentage as Abigail (UK) may decide) of the ARC Shares to which the Offer relates and not less than 90 per cent. (or such lower percentage as Abigail (UK) may decide) of the voting rights carried by those ARC Shares provided that this condition will not be satisfied unless Abigail (UK) (and/or other members of the Abigail (UK) Group) shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) ARC Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of ARC, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to ARC Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise.

For the purposes of this condition:

(i)       ARC Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances shall be deemed to carry the voting rights they will carry upon issue; and

(ii)               the expression "ARC Shares to which the Offer relates" shall be construed in accordance with Chapter 3 of Part 28 of the 2006 Act;

Effects of the Offer

(B)      no government or governmental, quasi governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision, order or change to published practice and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected to:

(i)                make the Offer, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of, ARC by any member of the Wider Abigail (UK) Group void, unenforceable and/or illegal under the laws of any jurisdiction, or otherwise directly or indirectly restrict, restrain, prohibit, delay or otherwise materially interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material amendment of the Offer or the acquisition of any such shares or securities by any member of the Wider Abigail (UK) Group;

(ii)               require, prevent or materially delay a divestiture by any member of the Wider Abigail (UK) Group of any shares or other securities (or the equivalent) in ARC;

(iii)              require or prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the Wider Abigail (UK) Group or by the Wider ARC Group of all or any part of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct all or any portion of their respective businesses or to own all or any portion of their respective assets or property to an extent which is material in the context of the ARC Group taken as a whole or the Abigail (UK) Group taken as a whole (as the case may be);

(iv)               impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Abigail (UK) Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in any member of the Wider ARC Group or the ability of any member of the Wider Abigail (UK) Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider ARC Group;

(v)                require any member of the Wider Abigail (UK) Group or the Wider ARC Group to acquire or offer to acquire, directly or indirectly, any shares, or other securities (or the equivalent) or interest in any member of the Wider ARC Group or any asset owned by any third party (other than in the implementation of the Offer);

(vi)               result in any member of the Wider ARC Group ceasing to be able to carry on business under any name under which it presently carries on business which is material in the context of the Wider ARC Group taken as a whole;

(vii)              impose any material limitation on the ability of any member of the Wider Abigail (UK) Group or any member of the Wider ARC Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Abigail (UK) Group and/or the Wider ARC Group; or

(viii)             otherwise affect the business, assets, profits or prospects of any member of the Wider ARC Group or any member of the Wider Abigail (UK) Group in a manner which is adverse to and material in the context of the ARC Group taken as a whole or of the obligations of any members of the Abigail (UK) Group taken as a whole in connection with the Offer, and all applicable waiting and other time periods during which any such Third Party could decide to take, implement, threaten or institute any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any ARC Shares or otherwise intervene having expired, lapsed or been terminated;

(C)      all materially appropriate or necessary notifications, filings or applications having been made in respect of the Offer and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with and all authorisations, orders, grants, recognitions, confirmations, consents, clearances, licences, permissions, exemptions and approvals necessary or appropriate or required for or in respect of the Offer ("Authorisations") (including, without limitation, its implementation and financing (which term includes, without limitation, any borrowing of any moneys, the entry into of any underwriting agreements, the giving of any guarantee or security and the investment of the proceeds thereof or any other moneys by any member of the Abigail (UK) Group in the ARC Group and Abigail (UK)'s investment in ARC Shares)) or the proposed acquisition of any shares or other securities in, or control of, ARC by any member of the Wider Abigail (UK) Group having been obtained on terms and in a form reasonably satisfactory to Abigail (UK) from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Abigail (UK) Group or the Wider ARC Group has entered into contractual arrangements and all such Authorisations necessary or appropriate to carry on the business of any member of the Wider ARC Group in any jurisdiction having been obtained and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise unconditional and there being no intimation or notice of any intention to revoke, suspend, restrict, modify or not renew such Authorisation;

Consequences of the Offer

(D)      save as Disclosed to Abigail (UK), there being no provision of any agreement, arrangement, licence, permit, lease or other instrument, including any statute, regulation, decision or order to which any member of the Wider ARC Group is a party or by or to which any such member or any of their assets may be (or may become) bound, entitled or be subject or any event or circumstance which, as a consequence of the Offer or the acquisition or proposed acquisition by any member of the Wider Abigail (UK) Group of any shares or other securities in ARC or because of a change in the control or management of any member of the Wider ARC Group or otherwise, could or might reasonably be expected to result in, in each case, to an extent which is material in the context of the ARC Group taken as a whole or to the obligations of any member of the Wider Abigail (UK) Group in connection with the Offer:

(i)                any moneys borrowed by, or any other indebtedness (actual or contingent) of, or any grant available to, any member of the Wider ARC Group being or becoming repayable, or capable of being declared repayable, immediately or earlier than its or their stated repayment date or maturity date, or the ability of any such member to borrow monies or incur any indebtedness becoming or being withdrawn or inhibited;

(ii)               the rights, liabilities, obligations, business or interests of any member of the Wider ARC Group or any member of the Wider Abigail (UK) Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider ARC Group or any member of the Wider Abigail (UK) Group in or with any other firm or company or body or person (or any agreement or arrangement relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iii)              the interests or business of any such member in or with any other person, firm, company or body (or any arrangements relating to such interests or business) being terminated, modified or adversely affected;

(iv)               any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider ARC Group being or falling to be disposed of or charged in any manner howsoever, or any right arising under which any such asset or interest could be required to be disposed of or charged in any manner or could cease to be available to any member of the Wider ARC Group;

(vi)               the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider ARC Group;

(vii)              the value or financial or trading position or prospects of any member of the Wider ARC Group being prejudiced or adversely affected;

(viii)             any member of the Wider ARC Group ceasing to be able to carry on business under any name under which it currently does so; or

(ix)               the creation of liability (actual or contingent) by any member of the Wider ARC Group;

(x)                the ability of any member of the Wider ARC Group to carry on its business as currently carried on being adversely affected

(xi)               a divestiture by any member of the Wider Abigail (UK) Group of any shares or other securities (or the equivalent) in ARC being required, prevented or materially delayed;

(xii)              the imposition of any material limitation on the ability of any member of the Wider Abigail (UK) Group or any member of the Wider ARC Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Abigail (UK) Group and/or the Wider ARC Group;

(xiii)   any liability of any member of the Wider ARC Group to make any severance, termination, bonus or other payments to any of its directors or other officers;

(xiv)    the Offer, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of, ARC by any member of the Wider Abigail (UK) Group being or becoming void, illegal and/or unenforceable under the laws of any jurisdiction, or would otherwise directly or indirectly prohibit, or restrain, restrict, delay or otherwise  interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge or require amendment of the Offer or the acquisition of any such shares or securities by any member of the Wider Abigail (UK) Group; or

(xv)               the imposition of any limitation on, or material delay in, the ability of any member of the Wider Abigail (UK) Group directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities in ARC or on the ability of any member of the Wider ARC Group or any member of the Wider Abigail (UK) Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider ARC Group;

Corporate action

(E)      no member of the Wider ARC Group having since 31 December 2008, save as Disclosed to Abigail (UK):

(i)                (save as between ARC and wholly-owned subsidiaries of ARC prior to the Announcement Date and save for options granted and for any ARC Shares issued pursuant to the exercise of options granted under the ARC Share Option Scheme) issued or agreed to issue or authorised or proposed the issue of additional shares of any class or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(ii)               redeemed, purchased, repaid or reduced or agreed to or announced any proposal to purchase, redeem, repay or reduce any of its own shares or other securities or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(iii)              approved, recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus or other distribution (whether payable in cash or otherwise) other than to ARC or any wholly-owned subsidiary of ARC;

(iv)               save for transactions between ARC and its wholly-owned subsidiaries, merged with (by statutory merger or otherwise) or demerged from or been acquired by any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged, or created or granted any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments), which, in each case, is material in the context of the ARC Group taken as a whole, or authorised, proposed, announced any intention or agreed to do so (otherwise than in the ordinary course of business);

(v)                save as between ARC and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its share or loan capital which is material in the context of the ARC Group taken as a whole;

(vi)               issued, authorised or proposed the issue of any debentures or (save as between ARC and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or, save in the ordinary course of business, increased any borrowings or indebtedness or become subject to any liability (actual or contingent) which is material in the context of the ARC Group taken as a whole;

(vii)              entered into or varied or authorised, proposed or announced its intention to enter into or vary any transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or which is or which involves or could reasonably be expected to involve an obligation of a nature or magnitude which is or could reasonably be expected to be materially restrictive on the business of any member of the Wider ARC Group or on the Wider Abigail (UK) Group and which is or could reasonably be expected to be material in the context of the ARC Group taken as a whole;

(viii)             entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract with any of the directors or senior executives of ARC or any of the directors or senior executives of any other member of the Wider ARC Group;

(ix)               acquired, disposed of or transferred, mortgaged or charged or encumbered or created any security interest over any asset or any right, title or interest in any asset (including, without limitation, shares and trade investments) or entered into any contract, merger, demerger, reconstruction, amalgamation, composition, assignment, commitment scheme or other transaction or arrangement (other than the Offer) otherwise than in the ordinary course of business and which is or could reasonably be expected to be material in the context of the ARC Group taken as a whole;

(x)                waived or compromised any claim otherwise than in the ordinary course of business and which is material in the context of the ARC Group taken as a whole;

(xi)               (other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any steps, corporate action or had any legal proceedings instituted or threatened against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any receiver, administrator, administrative receiver, manager, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person or had any such person appointed in any jurisdiction;

(xii)              been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xiii)             made any material alteration to its memorandum or articles of association or other incorporation documents which materially and adversely affects the implementation of the Offer;

(xiv)              nor, the trustees of the relevant pension scheme having:

(a)                          made or agreed or consented to any material change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue;

(b)                          made or agreed or consented to any material change to the pensions which are payable under them;

(c)                          made or agreed or consented to any material change to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined;

(d)                          made or agreed or consented to any material change to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made or valued;

(e)                          agreed or consented to any change to the trustees or trustee directors of such pension schemes;

(f)                          carried out any act which may reasonably be expected to lead to the commencement of the winding up of the scheme or which could reasonably be expected to give rise directly or indirectly to a liability arising out of the operation of sections 38 to 56 inclusive of the Pensions Act 2004 in relation to such pension schemes;

(xv)               except in connection with the implementation of the Offer, proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or materially altered any other benefit relating to the employment or termination of employment of any employee of the Wider ARC Group;

(xvi)              entered into an agreement which will result in the restriction of the scope of the business of the ARC Group and will have a material adverse effect on the ARC Group taken as a whole; or

(xvii)             entered into any agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

Other events

(F)      since 31 December 2008, save as Disclosed to Abigail (UK):

(i)                there having been no adverse event, change or deterioration in the business, assets, financial or trading position or prospects or profits of any member of the Wider ARC Group which is material to the ARC Group taken as a whole or of the obligations of any member of the Wider Abigail (UK) Group in connection with the Offer;

(ii)               no contingent or other liability having arisen or become known to Abigail (UK) or increased (which would (in the opinion of Abigail (UK) acting reasonably) be likely adversely to affect the business, assets, financial or trading position or profits or prospects of any member of the Wider ARC Group to an extent which is material to the ARC Group taken as a whole);

(iii)              no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider ARC Group, which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely adversely to affect the ARC Group as a whole; and

(iv)               no material litigation, arbitration proceedings, prosecution, investigation, enquiry, complaint, or other legal proceedings or reference to any relevant person having been announced, instituted, threatened or remaining outstanding by, against or in respect of, any member of the Wider ARC Group or to which any member of the Wider ARC Group is or may become a party (whether as claimant, defendant or otherwise) and no enquiry or investigation by, or complaint or reference to, any third party against or in respect of any member of the Wider ARC Group having been announced, instituted or threatened by or against, or remaining outstanding in respect of, any member of the Wider ARC Group;

Information

(G)      Abigail (UK) not having discovered:

(i)                that any financial, business or other information concerning the Wider ARC Group which has been disclosed at any time, whether publicly or otherwise, by any member of the Wider ARC Group is materially misleading or contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading to a material extent or that any contingent liability disclosed in such information would be likely (in the opinion of Abigail (UK) acting reasonably) to directly or indirectly adversely affect the business, profits or prospects of the Wider ARC Group (and which information was not subsequently corrected before the date of this announcement by disclosure publicly by an announcement to a Regulatory Information Service);

(ii)               that any partnership, company or other entity in which any member of the Wider ARC Group has an interest and which is not a subsidiary undertaking of ARC is subject to any liability, contingent or otherwise, which is or might reasonably be expected to be material in the context of the Wider ARC Group taken as a whole, and which is not disclosed in ARC's annual report and accounts for the year ended 31 December 2008; or

(iii)     any information which affects the import of any information disclosed to Abigail (UK) at any time by or on behalf of any member of the Wider ARC Group and which is material in the context of the ARC Group taken as a whole;

Environmental

(H)      in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider ARC Group (i) having committed any violation of any applicable legislation, statutes, regulations, authorisations, notices or other requirements of any Third Party of any jurisdiction and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or being likely to incur any liability (whether actual or contingent), or being required to make good, repair, remediate, reinstate or clean up any asset or any other property or any environment;

Criminal property

(I)       no asset of any member of the Wider ARC Group constituting criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition) to an extent which is material in the context of the Wider ARC Group taken as a whole.

For the purposes of these conditions of the Offer, "Disclosed to Abigail (UK)" means disclosed to Virage Logic, Abigail (UK) or their respective advisers prior to the Announcement Date in any of the following manners: (i) by inclusion in the annual report and accounts of ARC for the financial year ended 31 December 2008, or (ii) by inclusion in the unaudited interim results of ARC for the six months ended 30 June 2009, or (iii) by inclusion in the electronic data room prepared in connection with the Offer and administered by Merrill Corp prior to midnight (London time) on 17 August 2009, or (iv) by delivery of an announcement by or on behalf of ARC to a Regulatory Information Service.

2.        Further terms and conditions of the Offer

(A)       Abigail (UK) reserves the right to waive in whole or in part all or any of the conditions contained in paragraphs 1(B) to 1(I) inclusive of this Appendix A.

(B)       The conditions contained in paragraphs 1(B) to 1(I) inclusive of this Appendix A must be satisfied as at, or waived (where possible) on or before, the twenty-first day after the later of the First Closing Date and the date on which the condition in paragraph 1(A) of this Appendix A is fulfilled (or, in each case such later date as the Panel may agree).

(C)       Abigail (UK) shall be under no obligation to waive or determine to be or treat as fulfilled, any of conditions 1(B) to 1(I) inclusive contained in this Appendix A by a date earlier than the date specified above for the fulfilment thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled, and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

(D)       If Abigail (UK) is required by the Panel to make an offer for ARC Shares under the provisions of Rule 9 of the City Code, Abigail (UK) may make such alterations to the terms and conditions of the Offer as are necessary to comply with the provisions of that Rule.

(E)       The Offer will comply with the applicable rules and regulations of the UK Listing Authority and the City Code, will be governed by English law and will be subject to the jurisdiction of the courts of England. In addition, it will be subject to the terms and conditions as set out in the Offer Document and Form of Acceptance.

(F)       The Offer will lapse if there is a reference by the Office of Fair Trading to the Competition Commission, before 1.00 p.m. (London time) on the First Closing Date or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later. If the Offer so lapses, the Offer will cease to be capable of further acceptance and accepting ARC Shareholders and ARC will cease to be bound by any Form of Acceptance and/or Electronic Acceptance submitted before the time when the Offer lapses.

(G)       Under Rule 13.4(a) of the Code, an offeror should not invoke any condition or pre-condition of an offer so as to cause the offer not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the condition or pre-condition are of material significance to the offeror in the context of the offer. The acceptance condition in paragraph 1(A) of this Appendix A is not subject to Rule 13.4(a).

Appendix B

Sources and bases of information

In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

(a)         the historical share price is sourced from the daily official list of the London Stock Exchange and represents the closing middle market price for ARC Shares on the relevant date;

(b)         the value of the whole of the existing issued share capital of ARC is based upon the entire issued share capital at the date of this announcement, namely 154,433,499 Ordinary Shares;

(c)         unless otherwise stated, the financial information concerning ARC has been extracted from the annual reports and audited accounts of ARC for the relevant period;

(d)         references to a percentage of ARC Shares are based on the number of ARC Shares in issue as set out at paragraph (b);

(e)         the premium calculation to the price per ARC Share has been calculated by reference to the Closing Price of 11.75 pence per ARC Share on 28 July 2009, being the last Business Day prior to the commencement of the Offer Period; and

(f)         the fully diluted share capital of ARC is calculated on the basis of:

  the number of issued ARC Shares, as set out in paragraph (b) above; and
  the "in the money" options in respect of 750,000 ARC Shares outstanding under the ARC Share Option Schemes as at 17 August 2009, the latest practicable date prior to this announcement and which are, or are expected to become, exercisable as a consequence of the Offer (assuming full vesting of performance related awards).

Appendix C

Irrevocable Undertakings

ARC Directors

The following ARC Directors who have legal or beneficial holdings of ARC Shares have given irrevocable undertakings to accept, or procure the acceptance of, the Offer in respect of their entire beneficial and/or connected holdings totalling, in aggregate, 22,500 ARC Shares, representing approximately 0.015 per cent. of the existing issued share capital of ARC:

Name	Total number of ARC Shares	Percentage of ARC's issued share capital
Richard Barfield	10,000	0.006
Stephen Gunders	10,000	0.006
Charles Rendell	2,500	0.002

The irrevocable undertakings given by such ARC Directors are binding in all circumstances.

Other ARC Shareholders

A.        In addition, Virage Logic and Abigail (UK) have received irrevocable undertakings from the following ARC Shareholders to accept, or procure the acceptance of, the Offer in respect of, in aggregate, 78,502,960 ARC Shares, representing approximately 50.832 per cent. of the existing issued share capital of ARC.

Name	Total number of ARC Shares	Percentage of ARC's issued share capital	Time by which acceptance is required	Circumstances in which the irrevocable falls away
Gartmore	26,902,498	17.420	As soon as reasonably practicable after posting of the Offer Document	See paragraph (ii) below
Legal & General	19,543,968	12.655	4.30pm on the twentieth day following the posting of the Offer Document	See paragraph (i) below
Herald IML	12,675,000	8.207	4.30pm on the twentieth day following the posting of the Offer Document	See paragraph (ii) below
Aviva	8,853,682	5.733	3.00 p.m. on the First Closing Date	See paragraph (iii) below
GAM (UK)	6,743,568	4.367	4.30 p.m. on the twentieth day following the posting of the Offer Document	See paragraph (ii) below
Trustees of the GAM Exempt Fund	3,784,244	2.450	4.30pm on the twentieth day following the posting of the Offer Document	See paragraph (ii) below

(i)       The irrevocable undertaking given by Legal & General shall, at Legal & General's option, cease to be binding if a firm intention to make an Alternative Competing Offer is announced in accordance with the Rule 2.5 of the City Code which is either a cash offer which represents an improvement of 10 per cent. or more than the value of consideration offered under the Offer or is on terms that are, in the opinion of the financial adviser to ARC, acting reasonably, an improvement of 10 per cent. or more on the value of the consideration offered under the Offer.

(ii)      The irrevocable undertakings given by Gartmore, Herald IML, GAM (UK) and the Trustees of the GAM Exempt Fund shall, at the relevant Shareholder's option, cease to be binding if:

(a)       a firm intention to make an Alternative Offer is announced in accordance with the Rule 2.5 of the City Code which is either a cash offer which represents an improvement of 10 per cent. or more than the value of consideration offered under the Offer or is on terms that are, in the opinion of the financial adviser to ARC, acting reasonably, an improvement of 10 per cent. or more on the value of the consideration offered under the Offer and is not met with a Revised Offer (or an announcement of a Revised Offer in accordance with Rule 2.5 of the City Code) by Abigail (UK) before the Revised Offer Long Stop Time; and

(b)      in respect of Gartmore, GAM (UK) and the Trustees of the GAM Exempt Fund only, if no Revised Offer is made by Abigail (UK) (or announced in accordance with Rule 2.5 of the City Code) on or before the expiration of the Revised Offer Longstop Time, the relevant Shareholder gives notice in writing to Abigail (UK) within 72 hours of the Revised Offer Longstop Time that it intends to exercise such withdrawal rights.

 (iii)    The irrevocable undertaking provided by Aviva will cease to be binding if:

(a)                          a third party announces a firm intention to make an offer under Rule 2.5 of the City Code for the whole of the issued share capital of ARC  under which the amount or value of the consideration offered for each ARC Share is, in Aviva's reasonable opinion not less than 10 per cent. greater than the value per share offered pursuant to the Offer (for the purposes of this paragraph only "Competing Offer").  Where the Competing Offer involves an issue of securities of a class already admitted to the Official List and traded on the London Stock Exchange, Aviva will have regard to the middle market quotation of the securities at the close of business on the Business Day immediately following the date of the announcement of the last relevant offer; if this announcement is not released by 12.00 noon on 21 August 2009;

(b)                          if the Offer Document has not been posted with 28 days of the date of this announcement or within such longer period as Abigail (UK) and ARC may, with the consent of the Panel, determine;

(c)                          if the Offer lapses or is withdrawn without becoming unconditional;

(d)                          on the expiry of 14 days from the date on which the Offer becomes unconditional or such longer period, up to a maximum of two months, specified in the Offer Document, over which the Offer remains open for acceptances;

(e)                          if Aviva is required to withdraw their undertaking by any court or competent regulator; and

(f)                          if there is a material change in the information relating to the Offer upon which Aviva's decision to provide the undertaking is based and Aviva deems it so necessary to revoke its undertaking as a result.

B.        In addition, Gartmore will, with respect to the CfDs it holds which are referenced to 8,090,803 ARC Shares (representing approximately 5.239 per cent. of the existing issued share capital of ARC), use its reasonable endeavours to close out the contracts creating the CfDs as soon as reasonably practicable and request delivery of the ARC Shares to which the CfDs are referenced and accept the Offer in respect of such ARC Shares as soon as reasonably practicable following their delivery.

Appendix D

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

"2006 Act"	the Companies Act 2006, as amended

"Abigail (UK)"	Abigail (UK) Limited, a private company incorporated under the laws of England with company number 6990900 and a wholly owned subsidiary of Virage Logic

"Abigail (UK) Directors" or the "Board of Abigail (UK)"	the directors of Abigail (UK) at the date of this announcement

"Abigail (UK) Group"	Abigail (UK), its parent companies, subsidiaries and associated undertakings and, where the context permits, each of them

"Acquisition"	the acquisition or proposed acquisition by Abigail (UK) of ARC Shares pursuant to the Offer, details of which are set out in this announcement and will be set out in the Offer Document

"Announcement Date"	18 August 2009

"Arbuthnot Securities"	Arbuthnot Securities Limited, joint financial adviser to Abigail (UK) and Virage Logic

"ARC"	ARC International plc, a public company incorporated under the laws of England with company number 03592130

"ARC Directors" or "Board of ARC"	the directors of ARC at the date of this announcement

"ARC Group" or "Group"	ARC and its subsidiaries and associated undertakings and, where the context permits, each of them

"ARC Shareholder" or "Shareholder"	a holder of ARC Shares and "ARC Shareholders" and "Shareholders" shall be construed accordingly

"ARC Share Option Holder"	a holder of share options under the ARC Share Option Schemes

"ARC Share Option Schemes"	the ARC International plc 2000 Approved Executive Share Option Plan; the ARC International plc 2000 Unapproved Executive Share Option Plan; the ARC International plc 2000 Incentive Stock Option Sub-Plan; the ARC International plc Performance Share Plan; the ARC Cores Ltd 1999 Executive Share Option Scheme; and the ARC Cores Ltd October 1998 Executive Share Option Scheme

"ARC Shares"	the existing unconditionally allotted or issued and fully paid (or credited as fully paid) ordinary shares of 0.1p each in the capital of ARC and any further such shares which are unconditionally allotted or issued and fully paid (or credited as fully paid) on or before the date on which the Offer closes or, subject to the provisions of the City Code, such earlier date or dates as Abigail (UK) may determine, including without limitation any such shares unconditionally allotted or issued upon the exercise of options granted under the ARC Share Option Schemes

"Alternative Offer"	an offer or proposed offer by someone other than Abigail (UK) or its concert parties or associates (within the meaning of the City Code) for the entire issued share capital of ARC (other than any shares held by the competing offeror), the making of which is not, or has ceased to be, subject to any pre-condition;

"Australia"	the Commonwealth of Australia, its states, territories and possessions

"Aviva"	Aviva Investors Global Services Limited

"Board of Virage Logic" or "Virage Logic Directors"	the directors of Virage Logic at the date of this announcement

“Bristow Service Contract”	the service contract dated 5 May 2009 between ARC International I.P., Inc and Dr. Geoff Bristow

"Business Day"	a day (other than a Saturday, Sunday or a UK public bank holiday) on which banks are generally open for business in London

"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political sub-division thereof

"certificated" or "in certificated form"	the description of a share or other security which is not in uncertificated form (that is, not in CREST)

"CfDs"	long contracts for difference

"Closing Price"	the closing middle market price of an ARC Share as derived from the Daily Official List of the London Stock Exchange

"Code"or "City Code"	the City Code on Takeovers and Mergers

"Competing Offer"	an offer, scheme of arrangement, recapitalisation or other transaction or any revisions thereof whether or not subject to any pre-conditions which, if it becomes unconditional, would result in the acquisition of an interest or interests in securities (as defined in the City Code) of ARC by persons other than Abigail (UK) or persons who are associates of or acting in concert (as defined in the City Code) with Abigail (UK), such as to give control (as defined in the City Code) of ARC to that party or in the acquisition of all or substantially all of the assets of ARC or any other transaction or series of the same which would be inconsistent with the implementation of the Offer or the exercise of Abigail (UK)'s rights under Part 28 of the 2006 Act

"Competing Proposal"	a proposal or offer, howsoever implemented, from any entity other than Virage Logic or Abigail (UK) relating to or in respect of any general offer for ARC Shares or business or all or a material part of the assets of ARC or any member of the ARC Group or any proposal for a merger of the ARC Group with any other entity, for a refinancing or for the subscription by any person other than Virage Logic or Abigail (UK) for any securities of ARC or any member of the ARC Group or for any action which would constitute a frustrating action for the purposes of Rule 21.1 of the City Code

"Conditions"	the conditions of the Offer which are set out in paragraph 1 of Appendix A to this announcement

"Cowen"	Cowen and Company, LLC, joint financial adviser to Abigail (UK) and Virage Logic

"CREST"	the relevant system (as defined in the Regulations) to facilitate the transfer of title to shares in uncertified form in respect of which Euroclear UK is the operator (as defined in the Regulations)

"Electronic Acceptance"	in relation to the Offer, the inputting and settling of a Transfer to Escrow instruction (as defined by the CREST manual issued by Euroclear UK) which constitutes or is deemed to constitute an acceptance of the Offer

"Enlarged Group"	the Virage Logic Group as enlarged by the Acquisition

"Euroclear UK"	Euroclear UK & Ireland Limited

"Exchange Act"	US Securities Exchange Act 1934, as amended

"First Closing Date"	the date which is 21 days after the posting of the Offer Document

"Form of Acceptance"	the form of acceptance and authority relating to the Offer which will accompany the Offer Document

"GAM (UK)"	GAM (UK) Limited

"Gartmore"	Gartmore Investment Management plc

"Herald IML"	Herald Investment Management Limited

"Jefferies"	Jefferies International Limited, joint financial adviser and corporate broker to ARC

"KPMG"	KPMG LLP

"Legal & General"	Legal & General Investment Management Limited

"London Stock Exchange"	London Stock Exchange plc

"Offer"	the recommended cash offer to be made by Abigail (UK) to acquire all of the issued and to be issued share capital of ARC on the terms and subject to the conditions to be set out in the Offer Document and, in the case of ARC Shareholders holding ARC Shares in certificated form, in the Form of Acceptance, including where the context permits or requires, any subsequent revision, variation extension or renewal thereof

"Offer Document"	the document to be sent to ARC Shareholders (other than certain Overseas Shareholders) and, for information only, to ARC Share Option Holders and persons with information rights, giving details of the terms and conditions of the Offer

"Offer Period"	the period commencing on 29 July 2009 and ending on the First Closing Date or, if later, on the date on which the Offer becomes or is declared unconditional as to acceptances or lapses

"Offer Price"	16.25 pence in cash per ARC Share

"Overseas Shareholders"	ARC Shareholders (or nominees of, or custodians or trustees for ARC Shareholders) who are resident in or are nationals or citizens of jurisdictions outside of the United Kingdom and the United States

"Panel"	The Panel on Takeovers and Mergers

"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time

"Restricted Jurisdiction"	Canada, Australia, the Republic of South Africa and Japan and any other jurisdiction in relation to which the extension or acceptance of the Offer to such jurisdiction would violate the laws of such jurisdiction, or where local laws or regulation may result in a significant risk of civil, regulatory or criminal exposure if information on the Offer is sent or made available to ARC Shareholders in that jurisdiction

"Restricted Overseas Shareholder"	an Overseas Shareholder who is resident in, or a citizen of a Restricted Overseas Jurisdiction (or any nominee of, or custodian or trustee for such person)

"Revised Offer"	a revised offer by Virage Logic which is at a price per share which is equal to or greater than that provided under the Higher Competing Offer; or (ii) on terms that are (in the reasonable opinion of the financial adviser to the Offeree) substantially equal to or better than those contained in the Higher Competing Offer

"Revised Offer Longstop Time"	the 72-hour period after a Higher Competing Offer is made

"Significant Interest"	a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity capital of an undertaking

"Sonic Focus Merger Agreement"	the merger agreement, dated 11 February 2008 between ARC, Arc International I.P., Inc., SF Acquisition Co., Sonic Focus, Inc., Thomas Paddock and James Barber

"subsidiary", "subsidiary undertaking", "associate undertaking", "undertaking" and "holding company"	have the meanings given to them in the 2006 Act

"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland

"United States" or "US"	United States of America and all of its possessions and territories

"Virage Logic"	Virage Logic Corporation, a Delaware corporation

"Virage Logic Directors" or the "Board of Virage Logic"	the directors of Virage Logic at the date of this announcement

"Virage Logic Group"	Virage Logic and its subsidiaries and associated undertakings and, where the context permits, each of them

"Wider Abigail (UK) Group"	any member of the Abigail (UK) Group or any company, partnership, joint venture, firm or body corporate in which any member of the Abigail (UK) Group has a Significant Interest

"Wider ARC Group"	any member of the ARC Group or any company, partnership, joint venture, firm or body corporate in which any member of the ARC Group has a Significant Interest

"Woodside"	Woodside Capital Partners, joint financial adviser to ARC